UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-13122
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Precision Strip, Inc. Retirement and Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Reliance Steel & Aluminum Co.
350 South Grand Avenue, Suite 5100
Los Angeles, California 90071

Precision Strip, Inc.
Retirement and Savings Plan

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Precision Strip, Inc. Retirement and Savings Plan
Minster, Ohio
We have audited the accompanying statements of net assets available for benefits of Precision Strip, Inc. Retirement and Savings Plan (Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO Seidman, LLP
BDO Seidman, LLP
Los Angeles, California
June 26, 2009

December 31,	2008	2007

Assets
Investments, at fair value:
Interest bearing cash	$97,456	$106,287
Money market fund	2,173,390	641,736
Mutual funds	60,624,643	96,375,743
Common collective trust	9,349,839	8,525,283
Reliance Steel & Aluminum Co. common stock	1,840,422	2,204,748
Participant loans	3,989,290	3,457,678

Total investments	78,075,040	111,311,475
Receivables:
Other receivables	8,674	26,649

Total receivables	8,674	26,649

Total Assets	78,083,714	111,338,124

Liabilities
Due to brokers and other payables	84,877	17,579
Net assets available for benefits at fair value	77,998,837	111,320,545

Adjustment from fair value to contract value for the fully benefit-responsive investment contracts (common collective trust)	504,349	92,648

Net assets available for benefits	$78,503,186	$111,413,193

See accompanying notes to financial statements.

Year ended December 31,	2008
Additions
Investment income:
Interest and dividends	$3,675,037
Other	1,343

Total investment income	3,676,380

Contributions:
Employer, net of forfeitures	5,105,914
Participant	3,083,805
Rollover	80,587

Total contributions, net	8,270,306

Total additions	11,946,686

Deductions
Net depreciation in fair value of investments	42,052,640
Benefits paid to participants and beneficiaries	2,771,587
Deemed distributions of participant loans	8,681
Administrative fees	23,785

Total deductions	44,856,693

Net decrease	32,910,007
Net assets available for benefits, beginning of year	111,413,193

Net assets available for benefits, end of year	$78,503,186

See accompanying notes to financial statements.

1.	Description of the Plan	The following brief description of the Precision Strip, Inc. (the “Company”) Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan providing retirement benefits covering substantially all employees who meet certain eligibility requirements of Precision Strip, Inc., a wholly-owned subsidiary of Reliance Steel & Aluminum Co., and Precision Strip Transport, Inc., a wholly-owned subsidiary of Precision Strip, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Precision Strip Retirement and Savings Plan Administrative Committee (“Plan Administrator”).
Participation
Each employee is eligible to participate on the first entry date (first day of each Plan calendar quarter) after the completion of three months of service.
Contributions
For the year ended December 31, 2008, participants had the opportunity to contribute up to 50% of their annual compensation to the Plan, subject to federal limitations. Company profit sharing contributions are discretionary. The Plan requires employees to complete a year of service before being eligible to receive the employer contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

1.	Description of the Plan (Continued)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions and allocation of investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants may direct the investment of their account balances into various investment funds offered by the Plan.
Vesting
Participants are immediately vested in all employee contributions plus actual earnings thereon.
Employer profit sharing contributions and any earnings thereon will be vested in accordance with the following schedule:

Years of Service	Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Payment of Benefits
On termination of service, a participant receives a lump sum amount equal to the vested value of his or her account, or upon death, disability or retirement, may elect to receive a lump sum amount or monthly installments. Other withdrawals from participants’ account balances may be made under certain circumstances, as defined in the Plan document.

1.	Description of the Plan (Continued)	Forfeitures

Forfeitures from nonvested participant accounts are used to reduce future Company contributions. During the year ended December 31, 2008, forfeitures of approximately $90,690 were used to reduce the Company’s contributions. Forfeited non-vested accounts totaled $11,771 and $3,359 at December 31, 2008 and 2007, respectively.
Participant Loans
Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loans to participants are secured by the respective participant’s vested account balance and are subject to interest charges. Interest rates applicable to new participant loans are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Loans are repaid ratably through periodic payroll deductions over a term not exceeding five years, or ten years for loans used for the purchase of a primary residence. Interest rates on outstanding loans as of December 31, 2008 ranged from 5.25% to 9.50% and mature through May 2018.
Administrative Expenses
Non-investment costs and administrative expenses of the Plan are paid by the Company which is a party-in-interest. These expenses, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA. Loan establishment, loan maintenance and short-term trading fees are paid by the Plan and all other investment expenses are offset against the related investment income. Fees paid by the Plan to the custodian for administrative expenses amounted to $23,785 for the year ended December 31, 2008.

2.	Summary of Significant Accounting Policies	Basis of Presentation

 The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

As described in Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in the Fidelity Managed Income Portfolio which is a common collective trust. It invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, and in fixed income securities (see Investment Valuation and Income Recognition). The Plan’s Statements of Net Assets Available for Benefits present the fair value of these investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

2.	Summary of Significant Accounting Policies (Continued)	New Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, which is the year beginning January 1, 2008 for the Plan (See Note 4 “Fair Value Measurements”). There was no material impact to the financial statements of the Plan upon adoption of SFAS No. 157.
Investment Valuation and Income Recognition
The Plan’s investments in registered investment companies (mutual funds) and in common stock are stated at fair value based on the quoted market price of the funds or common stock; the investments in registered investment companies represent the net asset value of the shares held by the Plan at year end. The common collective trust is stated at net asset value as determined by the trustee at the end of the Plan year except when holding fully benefit-responsive investment contracts as described below. Participant loans are stated at cost, which approximates fair value because the loans bear interest at rates commensurate with loans of similar credit quality and duration as of year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on ex-dividend date.

The Fidelity Managed Income Portfolio, a common collective trust, has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate, and provide liquidity at contract value for participant withdrawals and transfers. For purposes of the Statement of Net Assets Available for Benefits, these investments are stated at fair value, rather than contract value, to the extent they are fully benefit-responsive. The fair value of these investments is determined using the market price of the underlying securities and the value of the investment contract.

2.	Summary of Significant Accounting Policies (Continued)	Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).
Realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net depreciation in fair value of investments.
Risks and Uncertainties
The Plan provides various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan provides investment options that hold securities of foreign companies, which may involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

2.	Summary of Significant Accounting Policies (Continued)	Use of Estimates

The preparation of the financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could materially differ from those estimates.
Payment of Benefits
Benefits paid to participants are recorded when paid.
3.	Investments	Participants may invest in certain investments offered by Fidelity Management Trust Company, the custodian of the Plan, including a unitized common stock fund containing common stock of Reliance Steel & Aluminum Co. and interest bearing cash. At December 31, 2008 and 2007, the Plan held 363,777 and 174,369 unitized shares of Reliance Steel & Aluminum Co. stock fund with fair values of $1,861,675 and $2,297,108, respectively. As of December 31, 2008 and 2007, the Reliance Steel & Aluminum Co. stock fund consisted of 92,298 and 40,678 shares, respectively, of Reliance Steel & Aluminum Co. common shares valued at $1,840,422 and $2,204,748, respectively. Also, at December 31, 2008 and 2007, respectively, the fund contained; a) interest bearing cash of $97,456 and $106,287, respectively, b) other receivables of $8,674 and $3,652, respectively, and c) due to brokers and other payables of $84,877 and $17,579, respectively.

For risks and uncertainties regarding investment in Reliance Steel & Aluminum Co. common stock, participants should refer to the Reliance Steel & Aluminum Co. Annual Report on Form 10-K for the year ended December 31, 2008 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

3.	Investments (Continued)	The following investments represent 5% or more of the Plan’s net assets at December 31, 2008 and 2007:

December 31,	2008	2007

Mutual Funds:
Spartan U.S. Equity Index Fund	$11,567,634	$19,804,113
Fidelity Dividend Growth Fund	10,805,949	20,735,614
Baron Asset Fund	8,175,879	14,122,312
Fidelity Diversified International	5,867,107	10,779,825
PIMCO Total Return Fund	4,555,121	*
Fidelity Puritan Fund	4,452,254	6,920,152
Janus Twenty Fund	*	5,723,499
Common Collective Trust:
Fidelity Managed Income Portfolio	9,349,839	8,525,283

*	Investment did not represent 5% or more of the Plan’s net assets available for benefits.
During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Amount

Mutual funds	$40,352,257
Reliance Steel & Aluminum Co. common stock	1,700,383

Total	$42,052,640

4.	Fair Value Measurements	SFAS No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quotes prices in markets that are not considered to be active or financial instruments for which all the significant inputs are observable, either directly, or indirectly.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets measured at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Mutual Funds	$60,624,643	$—	$—	$60,624,643
Common collective trust	—	9,349,839	—	9,349,839
Money market fund	2,173,390	—	—	2,173,390
Reliance Steel & Aluminum Co. common stock	1,840,422	—	—	1,840,422
Interest bearing cash	97,456	—	—	97,456
Participant loans	—	3,989,290	—	3,989,290

Total investments at fair value	$64,735,911	$13,339,129	$—	$78,075,040

4.	Fair Value Measurements (Continued)	The Plan’s investments that are measured at fair value on a recurring basis, such as money market funds, mutual funds, and equity securities are generally classified within Level 1 of the fair value hierarchy. The fair values of these investments are based on quoted market prices in active markets. The Plan also invests in a common collective trust for which the valuation is based on the values of the underlying investments. Based on the nature of the underlying investments in the common collective trust, this investment asset has been classified as Level 2. Participant loans are also classified as Level 2 since the loans are issued at prevailing market rates.

5.	Related Party Transactions	Certain Plan investments are shares of mutual funds, shares of a common collective trust, shares of a unitized common stock fund and a money market fund managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee and custodian as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.

6.	Income Tax Status	The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated October 9, 2003 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since receipt of the IRS opinion letter, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7.	Plan Termination	Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	Reconciliation of Financial Statements to Form 5500	The following is a reconciliation of net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

December 31,	2008	2007

Net assets available for benefits as reported on Form 5500	$77,998,837	$111,320,545
Adjustments from fair value to contract value for the fully benefit-responsive investment contracts (common collective trust)	504,349	92,648

Net assets available for benefits as reported on accompanying financial statements	$78,503,186	$111,413,193

The following is a reconciliation of the changes in net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

Year ended December 31,	2008

Total investment income as reported on Form 5500	$3,264,679
Investments:
Adjustment from fair value to contract value for the fully benefit-responsive investment contracts (common collective trust):
Beginning of period	(92,648)
End of period	504,349

Total investment income as reported on the accompanying financial statements	$3,676,380

Employer Identification Number: 34-1207681
Plan Number: 001
Form Number: 5500

		(c)
		Description of Investment, including
	(b)	Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	Mutual Funds:
*	Fidelity Investments	Spartan U.S. Equity Index Fund	a	$11,567,634
*	Fidelity Investments	Fidelity Dividend Growth Fund	a	10,805,949
	Baron Funds	Baron Asset Fund	a	8,175,879
*	Fidelity Investments	Fidelity Diversified International Fund	a	5,867,107
	PIMCO	PIMCO Total Return Fund	a	4,555,121
*	Fidelity Investments	Fidelity Puritan Fund	a	4,452,254
	Janus Funds	Janus Twenty Fund	a	2,821,165
*	Fidelity Investments	Fidelity Equity Income Fund	a	1,333,367
	American Funds	American Funds Growth Fund of America R4	a	1,183,532
*	Fidelity Investments	Fidelity Freedom 2025 Fund	a	1,137,278
*	Fidelity Investments	Fidelity Freedom 2030 Fund	a	1,119,751
	Neuberger Berman	Neuberger & Berman Genesis Trust Fund	a	955,853
*	Fidelity Investments	Fidelity Freedom 2035 Fund	a	945,551
*	Fidelity Investments	Fidelity Freedom 2040 Fund	a	793,660
*	Fidelity Investments	Fidelity Freedom 2020 Fund	a	718,130
	American Beacon	American Beacon Large Cap Value Fund	a	682,986
*	Fidelity Investments	Fidelity Freedom 2050 Fund	a	493,512
*	Fidelity Investments	Fidelity Freedom 2045 Fund	a	452,774
*	Fidelity Investments	Fidelity Freedom 2010 Fund	a	368,153
*	Fidelity Investments	Fidelity Value Fund	a	362,393
	The Harford Mutual Funds	The Hartford International Small Company Fund	a	312,321
	The Royce Funds	Royce Opportunity Fund	a	309,282
*	Fidelity Investments	Fidelity Fund	a	294,520
*	Fidelity Investments	Fidelity Freedom 2015 Fund	a	271,699
	Morgan Stanley	MAS Mid-Cap Growth Portfolio Fund	a	255,047
*	Fidelity Investments	Spartan Total Market Index Fund	a	161,926
*	Fidelity Investments	Fidelity Mid Cap Stock Fund	a	158,178
*	Fidelity Investments	Fidelity Freedom Income Fund	a	46,765
*	Fidelity Investments	Fidelity Freedom 2000 Fund	a	13,779
*	Fidelity Investments	Fidelity Freedom 2005 Fund	a	9,077

		Total mutual funds		$60,624,643

Employer Identification Number: 34-1207681
Plan Number: 001
Form Number: 5500

		(c)
		Description of Investment,
	(b)	including Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value

	Common Collective Trust:
*	Fidelity Investments	Fidelity Managed Income Portfolio	a	$9,349,839
	Interest bearing cash
*	Fidelity Investments	Cash	a	97,456
	Money market fund
*	Fidelity Investments	Fidelity Retirement Money Market Portfolio Fund	a	2,173,390
	Common Stock:
*	Reliance Steel & Aluminum Co.	Common stock	a	1,840,422
	Loans:
*	Participant loans	Loans to participants, secured by participant balances, with interest rates ranging from 5.25% to 9.50%, maturities from 2009 to 2018	-	3,989,290

		Total Investments		$78,075,040

*	-	A party in interest as defined by ERISA.
a	-	The cost of participant-directed investments is not required to be disclosed.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Precision Strip, Inc. Retirement and Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
PRECISION STRIP, INC.
RETIREMENT AND SAVINGS PLAN

Dated: June 26, 2009	By:	/s/ Karla Lewis
Karla Lewis
Member of the Precision Strip, Inc. Retirement and Savings Plan Committee